NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock (the 'Common Stock') of Luminent Mortgage Capital, Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on May 30, 2008, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Company has fallen below the Exchange’s continued listing standard regarding average share price over a consecutive 30 trading-day period of not less than $1.00. In addition, the market capitalization of the Company's common stock recently had also fallen below the NYSE's continued listing standard regarding average global market capitalization over a consecutive 30 trading day period of not less than $25 million, which is the minimum threshold for listing. 1. The Exchanges Listed Company Manual, Sections 802.01C and B, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when; Average closing price of a security is less than $1.00 over a consecutive 30 trading-day period; the issuer's average global market capitalization over a consecutive 30 trading-day period falls below $25,000,000, regardless of the original standard under which the issuer listed. 2. The Exchange, on April 28, 2008, determined that the Common Stock should be suspended from trading before the opening of the trading session on May 2, 2008, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified verbally on April 25, 2008 and by letter on April 29, 2008. 3. Pursuant to the above authorization, a press release was issued on April 28, 2008, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on April 28, 2008 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on May 2, 2008. 4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. The Company did not file such request within the specific time period.